SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

WESTIN HOTELS LIMITED PARTNERSHIP

(Name of Subject Company)

WESTIN HOTELS LIMITED PARTNERSHIP

(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

960 377 109
(CUSIP Number of Class Securities)

Thomas Smith
Westin Realty Corp.
c/o Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, New York 10604
(914) 640-8100

Copy to:

Michael A. Gordon
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Person(s) Filing Statement)

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2003 by Westin Hotels Limited Partnership, a Delaware limited partnership (the “Partnership”), relating to the tender offer by WHLP Acquisition LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood”), as disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on November 4, 2003 by Purchaser and Starwood, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on November 24, 2003.

Item 8. Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

     Certain Litigation.

     On or about November 18, 2003, Warren Heller and Ralph Silver (“Plaintiffs”), two purported limited partners of the Partnership, filed a complaint on their own behalf and on behalf of all others similarly situated against Starwood, Purchaser, the General Partner, Theodore W. Darnall and Alan M. Schnaid (“General Partner Officers”). The complaint alleges six causes of action, including breaches of federal tender offer disclosure regulations, breach of fiduciary duties, breach of contract and interference with contractual relations relating to the pending tender offer by Purchaser and Starwood (the “Starwood Offer”) and the General Partners’ actions in response to the Starwood Offer. Plaintiffs seek compensatory and punitive damages (including reasonable attorneys’ fees) in an unspecified amount.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Text of Press Release dated November 25, 2003 issued by the Partnership.

(a)(5)(A)	Class Action Complaint filed in the United States District Court for the Southern District of New York in Heller v. Starwood Hotels & Resorts Worldwide, Inc., Civil Action No. 03-9151.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 25, 2003

WESTIN HOTELS LIMITED PARTNERSHIP

By:	WESTIN REALTY CORP. General Partner

	By:	/s/ Alan M. Schnaid
Alan M. Schanid
Vice President

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